Tonix Pharmaceuticals Holding Corp. 10-K

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Pharmaceuticals Holding Corp. on Form S-1 (Nos. 333-234263, 333-235976) Form S-3 (Nos. 333-224586) and Form S-8 (Nos. 333-202006, 333-212300, 333-219928, 333-226776, and 333-232137) of our report dated March 24, 2020, on our audit of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended, which report is included in this Annual Report on Form 10-K. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. Our report includes an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Account Standards Codification Topic 842, Leases.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

March 24, 2020